AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 24, 1999
                                             1933 ACT REGISTRATION NO. _________
                                             1940 ACT REGISTRATION NO. 811-07325

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 |X|
                       PRE-EFFECTIVE AMENDMENT NO. ___ |_|
                      POST-EFFECTIVE AMENDMENT NO. ___ |_|

                                       AND

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 |_|

                       POST-EFFECTIVE AMENDMENT NO. 7 |X|
                        (Check appropriate box or boxes)

                           PRUCO LIFE FLEXIBLE PREMIUM

                            VARIABLE ANNUITY ACCOUNT

                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY

                               (Name of Depositor)

                              213 WASHINGTON STREET

                          NEWARK, NEW JERSEY 07102-2992

                                 (888) PRU-2888

   (Address and telephone number of depositor's principal executive offices)

                                THOMAS C. CASTANO

                               ASSISTANT SECRETARY

                          PRUCO LIFE INSURANCE COMPANY

                              213 WASHINGTON STREET

                          NEWARK, NEW JERSEY 07102-2992

                     (Name and address of agent for service)

                                   Copies to:

    CHRISTOPHER E. PALMER                          LEE D. AUGSBURGER
       SHEA & GARDNER                          ASSISTANT GENERAL COUNSEL
1800 MASSACHUSETTS AVENUE, N.W.      THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
   WASHINGTON, D.C. 20036                          751 BROAD STREET
       (202) 828-2093                           NEWARK, NEW JERSEY 07201
                                                    (973) 367-1388

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective of this Registration.

It is proposed that this filing will become effective (check appropriate space):

|_|  immediately upon filing pursuant to paragraph (b) of Rule 485

|_|  on __________ pursuant to paragraph (b) of Rule 485

|_|  60 days after filing pursuant to paragraph (a)(1) of Rule 485

|_|  on __________ pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

|_|  on __________ pursuant to paragraph (a)(1) of Rule 485

 Title of Securities Being Registered: Interests in Individual Variable Annuity
                                   Contracts

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine.

DISCOVERY CHOICE                                                   JUNE __, 1999
VARIABLE ANNUITY

THIS PROSPECTUS DESCRIBES AN INDIVIDUAL VARIABLE ANNUITY CONTRACT OFFERED BY PRUCO LIFE INSURANCE COMPANY (PRUCO LIFE). PRUCO LIFE IS A WHOLLY OWNED SUBSIDIARY OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA.

Discovery Choice offers a wide variety of investment choices, including 24 variable investment options that invest in mutual funds managed by these leading asset managers.

         PRUDENTIAL INVESTMENTS             JANUS CAPITAL

         AIM ADVISORS                       MFS

         AMERICAN CENTURY                   OPPENHEIMER CAPITAL

         FRANKLIN ADVISERS                  T. ROWE PRICE

                                 WARBURG PINCUS

Please read this prospectus before purchasing a Discovery Choice variable annuity contract and keep it for future reference. Current prospectuses for each of the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Please read these prospectuses and keep them for reference.

To learn more about the Discovery Choice variable annuity, you can request a copy of the Statement of Additional Information (SAI) dated June __, 1999. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the Discovery Choice SAI, material incorporated by reference, and other information regarding registrants that file electronically with the SEC. The Table of Contents of the SAI is on Page ___ of this prospectus. For a free copy of the SAI, call us at: (888) PRU-2888 or write to us at:

     Pruco Life Insurance Company         Prudential Annuity Service Center
     213 Washington Street                P.O. Box 14215
     Newark, New Jersey 07102-2992        New Brunswick, New Jersey 08906

THE SEC HAS NOT DETERMINED THAT THIS CONTRACT IS A GOOD INVESTMENT, NOR HAS THE SEC DETERMINED THAT THIS PROSPECTUS IS COMPLETE OR ACCURATE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

INVESTMENT IN A VARIABLE ANNUITY CONTRACT IS SUBJECT TO RISK, INCLUDING THE POSSIBLE LOSS OF YOUR MONEY. AN INVESTMENT IN DISCOVERY CHOICE IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                        DISCOVERY CHOICE VARIABLE ANNUITY


                                TABLE OF CONTENTS


GLOSSARY .................................................................... ii

SUMMARY .....................................................................  1

SUMMARY OF CONTRACT EXPENSES ................................................  3

EXPENSE EXAMPLES ............................................................  5

1.   WHAT IS THE DISCOVERY CHOICE VARIABLE ANNUITY?
     Short-Term Cancellation Right or "Free Look" ...........................  7

2.   WHAT INVESTMENT OPTIONS CAN I CHOOSE?
     Variable Investment Options ............................................  8
     Transfers Among Options ................................................  9
     Dollar Cost Averaging .................................................. 10
     Asset Allocation Program ............................................... 10
     Auto-Rebalancing ....................................................... 10
     Voting Rights .......................................................... 11
     Substitution ........................................................... 11

3.   WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE?
     (ANNUITIZATION)
     Payment Provisions ..................................................... 11
     Option 1: Annuity Payments for a Fixed Period .......................... 11
     Option 2: Life Annuity with 120 Payments (10 Years) Certain ............ 11
     Option 3: Interest Payment Option ...................................... 12
     Option 4: Other Annuity Options ........................................ 12

4.   WHAT IS THE DEATH BENEFIT?
     Beneficiary ............................................................ 12
     Calculation of the Death Benefit ....................................... 12

5.   HOW CAN I PURCHASE A DISCOVERY CHOICE CONTRACT?
     Purchase Payments ...................................................... 13
     Allocation of Purchase Payments ........................................ 13
     Calculating Contract Value ............................................. 13

6.   WHAT ARE THE EXPENSES ASSOCIATED WITH THE DISCOVERY SELECT CONTRACT?
     Insurance Charges ...................................................... 14
     Annual Contract Fee .................................................... 14
     Premium Taxes .......................................................... 15
     Transfer Fee ........................................................... 15
     Company Taxes .......................................................... 15

7.   HOW CAN I ACCESS MY MONEY? ............................................. 15
     Automated Withdrawals .................................................. 15
     Suspension of Payments or Transfers .................................... 16

8.   WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE DISCOVERY CHOICE
     CONTRACT? .............................................................. 16
     Taxes Payable by You ................................................... 16
     Taxes on Withdrawals and Surrender ..................................... 16
     Taxes on Annuity Payments .............................................. 16
     Penalty Taxes on Withdrawals and Annuity Payments ...................... 17
     Taxes Payable by Beneficiaries ......................................... 17
     Withholding of Tax from Distributions .................................. 17
     Annuity Qualification .................................................. 17
     Diversification and Investor Control ................................... 17
     Required Distributions Upon Your Death ................................. 17
     Changes in the Contract ................................................ 18
     Additional Information ................................................. 18
     Contracts Held by Tax Favored Plans .................................... 18

9.   OTHER INFORMATION ...................................................... 22
     Pruco Life Insurance Company ........................................... 22
     The Separate Account ................................................... 22
     Experts ................................................................ 22
     Sale and Distribution of the Contract .................................. 23
     Assignment ............................................................. 23
     Financial Statements ................................................... 23
     Year 2000 Compliance ................................................... 23
     Statement of Additional Information .................................... 25
     Accumulation Unit Values ............................................... 26

                        DISCOVERY CHOICE VARIABLE ANNUITY

                                    GLOSSARY

We have tried to make this prospectus as easy to read and understand as possible. By the nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The period that begins with the contract date (see below definition) and ends when you start receiving income payments or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.
--------------------------------------------------------------------------------

ACCUMULATION PHASE: The period that begins with the contract date (see definition below) and ends when you start receiving income payments, or earlier if the contract is terminated through a full withdrawal or payment of a death benefit.

ANNUITANT: The person whose life determines the amount of income payments that will be paid.

ANNUITY DATE:  The date when income payments are scheduled to begin.

BENEFICIARY: The person(s) or entity you have chosen to receive a death benefit.

CONTRACT DATE: The date we receive your initial purchase payment and all necessary paperwork in good order at the Prudential Annuity Service Center. Contract anniversaries are measured from the contract date. A contract year starts on the contract date or on a contract anniversary.

CONTRACTOWNER, OWNER OR YOU: The person entitled to the ownership rights under the contract.

CONTRACT VALUE: This is the total value of your contract minus any charges that might apply.

DEATH BENEFIT: If the sole or last surviving owner dies, the designated person(s) or the beneficiary, will receive, at a minimum, the total amount invested or a potentially greater amount related to market appreciation. See "What is the Death Benefit?" on page ___.

INCOME OPTIONS: Options under the contract that define the frequency and duration of income payments. In your contract, these are referred to as payout or annuity options.

PRUDENTIAL ANNUITY SERVICE CENTER: P.O. Box 14215, New Brunswick, New Jersey, 08906. The phone number is 1-888-PRU-2888.

PURCHASE PAYMENTS: The amount of money you pay us to purchase the contract. Generally, you can make additional purchase payments at any time during the accumulation phase.

SEPARATE ACCOUNT: Purchase payments allocated to the variable investment options are held by us in a separate account called the Pruco Life Flexible Premium Variable Annuity Account. The separate account is set apart from all of the general assets of Pruco Life.

TAX DEFERRAL: This is a way to increase your assets without currently being taxed. You do not pay taxes on your contract earnings until you take money out of your contract.

VARIABLE INVESTMENT OPTION: When you choose a variable investment option, we purchase shares of the mutual fund which are held as an investment for that option. We hold these shares in the separate account. The division of the separate account of Pruco Life that invests in a particular mutual fund is referred to in your contract as a subaccount.

                        DISCOVERY CHOICE VARIABLE ANNUITY

SUMMARY: FOR A MORE COMPLETE DISCUSSION OF THE FOLLOWING TOPICS, SEE THE CORRESPONDING SECTION IN THE PROSPECTUS.

1.   WHAT IS THE DISCOVERY CHOICE VARIABLE ANNUITY?

     This variable annuity contract, offered by Pruco Life, is a contract between you, as the owner, and us. The contract allows you to invest on a tax-deferred basis in one or more of 24 variable investment options. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit.

     The variable investment options are designed to offer the opportunity for a favorable return. However, this is NOT guaranteed. It is possible, due to market changes, that your investments may decrease in value.

     You can invest your money in any or all of the variable investment options. You are allowed 12 tax free transfers each contract year among the variable investment options, without a charge.

     The contract, like all deferred annuity contracts, has two phases; the accumulation phase and the income phase. During the accumulation phase, earnings grow on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase starts when you begin receiving regular payments from your contract. The amount of money you are able to accumulate in your contract during the accumulation phase will help determine the amount of payments you will receive during the income phase. Other factors will affect the amount of your payments such as, age, gender and payout option you selected.

     FREE LOOK. If you change your mind about owning Discovery Choice, YOU MAY CANCEL YOUR CONTRACT WITHIN 10 DAYS AFTER RECEIVING IT (or whatever time period is required in the state where you receive the contract).

2.   WHAT INVESTMENT OPTIONS CAN I CHOOSE?

     You can invest your money in any or all of the variable investment options that use the mutual funds described in the fund prospectuses provided with this prospectus:

                           THE PRUDENTIAL SERIES FUND

                           Diversified Bond Portfolio

                    Diversified Conservative Growth Portfolio

                             Equity Income Portfolio

                                Equity Portfolio

                                Global Portfolio

                             Money Market Portfolio

                            High Yield Bond Portfolio

                          Prudential Jennison Portfolio

                      Small Capitalization Stock Portfolio

                              Stock Index Portfolio

                              20/20 Focus Portfolio

                       AIM VARIABLE INSURANCE FUNDS, INC.

                         AIM V.I. Growth and Income Fund

                               AIM V.I. Value Fund

                            AMERICAN CENTURY VARIABLE

                                PORTFOLIOS, INC.

                            American Century VP Value

                               JANUS ASPEN SERIES

                                Growth Portfolio

                         International Growth Portfolio

                          MFS VARIABLE INSURANCE TRUST

                             Emerging Growth Series

                                 Research Series

                             OCC ACCUMULATION TRUST

                                Managed Portfolio

                               Small Cap Portfolio

                           TEMPLETON VARIABLE PRODUCTS

                                   SERIES FUND

                  Franklin Small Cap Investments Fund - Class 2

                                  T. ROWE PRICE

                     Equity Series - Equity Income Portfolio

              International Series - International Stock Portfolio

                              WARBURG PINCUS TRUST

                         Post-Venture Capital Portfolio

     Depending upon market conditions, you may earn or lose money in any of these options. The value of your contract will fluctuate depending upon the investment performance of the mutual funds used by the variable investment options that you choose. Performance information

                    DISCOVERY CHOICE VARIABLE ANNUITY

for the variable investment options is provided in the Statement of Additional Information (SAI). Past performance is not a guarantee of future results.

3.   WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE?
     (ANNUITIZATION)

     If you want to receive regular income from your annuity, you can choose one of several options, including guaranteed payments for the annuitant's lifetime. Once you begin receiving regular payments, you cannot change your payment plan.

4.   WHAT IS THE DEATH BENEFIT?

     If the sole or last surviving owner or joint owner dies before the income phase of the contract begins, the person(s) or entity that you have chosen as your beneficiary will receive at a minimum, the total amount invested or a potentially greater amount relating to market appreciation depending on the death benefit option you choose.

5.   HOW CAN I PURCHASE A DISCOVERY CHOICE ANNUITY CONTRACT?

     You can purchase this contract, under most circumstances, with a minimum initial purchase payment of $10,000. Generally, you can add $1,000 or more at any time during the accumulation phase of the contract. Your representative can help you fill out the proper forms.

6.   WHAT ARE THE EXPENSES ASSOCIATED WITH THE DISCOVERY CHOICE CONTRACT?

     The contract has insurance features and investment features, and there are costs related to each. Each year we deduct a contract maintenance charge if your contract value is less than $50,000. This charge is equal to the lesser of $30 or 2% of your contract value. For insurance and administrative costs, we also deduct an annual charge of 1.35% or 1.65% of the average daily value of all assets allocated to the variable investment options, depending on the death benefit option that you have chosen.

     There are a few states/jurisdictions that assess a premium tax when you begin receiving regular income payments from your annuity. In those states, we will assess the required premium tax charge which can range up to 5%.

     There are also charges made by the mutual funds which are invested in by the variable investment options. These annual charges currently range from 0.37% to 1.40% of a fund's average daily assets.

7.   HOW CAN I ACCESS MY MONEY?

     You may take money out at any time during the accumulation phase. You may, however, be subject to income tax and a tax penalty if you make a withdrawal prior to age 59 1/2.

8.   WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE DISCOVERY CHOICE
     CONTRACT?

     Your earnings are not taxed until withdrawn. If you take money out during the accumulation phase, earnings are withdrawn first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings in addition to ordinary taxation. A portion of the payments you receive during the income phase is considered partly a return of your original investment. As a result, that portion of each payment is not taxable as income. Generally, all amounts withdrawn from IRA contracts are taxable and subject to the 10% penalty if withdrawn prior to age 59 1/2.

9.   OTHER INFORMATION

     This contract is issued by Pruco Life, a subsidiary of The Prudential Insurance Company of America, and sold by registered representatives.

                        DISCOVERY CHOICE VARIABLE ANNUITY

SUMMARY OF CONTRACT EXPENSES
--------------------------------------------------------------------------------

The purpose of this summary is to help you to understand the costs you will pay for Discovery Choice. This summary includes the expenses of the mutual funds used by the variable investment options but does not include any premium taxes that might be applicable in your state.

FOR MORE DETAILED INFORMATION:

More detailed information can be found on page ___ under the section called, "What Are The Expenses Associated With The Discovery Choice Variable Annuity?" For more detailed expense information about the mutual funds, please refer to the individual fund prospectuses which you will find at the back of this prospectus.

TRANSACTION EXPENSES
--------------------------------------------------------------------------------

TRANSFER FEE (SEE NOTE 1 BELOW)
--------------------------------------------------------------------------------
         First 12 transfers per year                                      $ 0.00
         Each transfer after 12                                           $25.00

ANNUAL CONTRACT FEE
AND FULL WITHDRAWAL FEE (SEE NOTE 2 BELOW)
--------------------------------------------------------------------------------
                                                                          $30.00

ANNUAL ACCOUNT EXPENSES
--------------------------------------------------------------------------------
      AS A PERCENTAGE OF YOUR AVERAGE ACCOUNT VALUE.

BASIC DEATH BENEFIT OPTION
--------------------------------------------------------------------------------
         Insurance Charge:                                                 1.35%

ENHANCED DEATH BENEFIT OPTION
--------------------------------------------------------------------------------
         Insurance Charge:                                                 1.65%

NOTE 1: YOU WILL NOT BE CHARGED FOR TRANSFERS MADE IN CONNECTION WITH DOLLAR COST AVERAGING AND AUTO-REBALANCING.

NOTE 2: THERE IS NO FULL WITHDRAWAL FEE IF THE VALUE OF YOUR CONTRACT FEE IS OVER $50,000.

NOTES FOR ANNUAL MUTUAL FUND EXPENSES (APPEARING ON PAGE ___):
--------------------------------------------------------------------------------

THESE EXPENSES ARE BASED ON THE HISTORICAL FUND EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998, EXCEPT AS INDICATED. FUND EXPENSES ARE NOT FIXED OR GUARANTEED BY THE DISCOVERY SELECT CONTRACT AND MAY VARY FROM YEAR TO YEAR.

(1) THE PRUDENTIAL SERIES FUND: BECAUSE THIS IS THE FIRST YEAR OF OPERATION OF THE DIVERSIFIED CONSERVATIVE GROWTH PORTFOLIO AND THE 20/20 FOCUS PORTFOLIO, OTHER EXPENSES ARE ESTIMATED BASED ON MANAGEMENT'S PROJECTION OF NON-MANAGEMENT FEE EXPENSES.

(2) AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. AND T. ROWE PRICE FUNDS:
MANAGEMENT FEES INCLUDE ORDINARY EXPENSES OF OPERATING THE FUNDS.

(3) JANUS ASPEN SERIES: FEE REDUCTIONS REDUCE MANAGEMENT FEES TO THE LEVEL OF THE CORRESPONDING JANUS RETAIL FUND. JANUS HAS AGREED TO CONTINUE THE APPLICABLE WAIVERS AND FEE REDUCTIONS UNTIL AT LEAST THE NEXT ANNUAL RENEWAL OF THE ADVISORY AGREEMENT.

(4) TEMPLETON VARIABLE PRODUCTS SERIES FUND. FIGURES REFLECT EXPENSES FROM THE FUND'S INCEPTION ON MAY 1, 1998 AND ARE ANNUALIZED. THE INVESTMENT MANAGER AGREED IN ADVANCE TO LIMIT MANAGEMENT FEES AND MAKE CERTAIN PAYMENTS TO REDUCE THE FUND'S EXPENSES AS NECESSARY SO THAT TOTAL ACTUAL EXPENSES DID NOT EXCEED 1.25% OF THE FUND'S CLASS 2 NET ASSETS IN 1998. THE INVESTMENT MANAGER HAS AGREED TO CONTINUE THIS ARRANGEMENT IN 1998. THE FUND MAINTAINS A DISTRIBUTION OR "12B-1" PLAN FOR CLASS 2 WHICH IS INCLUDED IN OTHER EXPENSES AND IS DESCRIBED IN ITS PROSPECTUS.

(5) WARBURG PINCUS TRUST. ACTUAL FEES AND EXPENSES FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998 WERE 1.08% AND 0.32% FOR MANAGEMENT FEES AND OTHER EXPENSES, RESPECTIVELY. FEE WAIVERS AND EXPENSE REIMBURSEMENT OR CREDITS REDUCED FEES AND EXPENSES DURING 1998 BUT MAY BE DISCONTINUED AT ANY TIME.

                        DISCOVERY CHOICE VARIABLE ANNUITY

                          SUMMARY OF CONTRACT EXPENSES

ANNUAL MUTUAL FUND EXPENSES (after reimbursement, if any)
---------------------------------------------------------------------------------------------------------------
     As a percentage of each Fund's average daily net assets:
---------------------------------------------------------------------------------------------------------------

                                                   INVESTMENT         OTHER          TOTAL           TOTAL
                                                   MANAGEMENT       EXPENSES      CONTRACTUAL       ACTUAL
THE PRUDENTIAL SERIES FUND (1)                        FEES                         EXPENSES        EXPENSES
---------------------------------------------------------------------------------------------------------------
     Diversified Bond Portfolio                       0.40%           0.02%          0.42%          0.42%
     Diversified Conservative Growth Portfolio        0.75%           0.20%          0.95%          0.95%
     Equity Income Portfolio                          0.40%           0.02%          0.42%          0.42%
     Equity Portfolio                                 0.45%           0.02%          0.47%          0.47%
     Global Portfolio                                 0.75%           0.11%          0.86%          0.86%
     High Yield Bond Portfolio                        0.55%           0.03%          0.58%          0.58%
     Money Market Portfolio                           0.40%           0.01%          0.41%          0.41%
     Prudential Jennison Portfolio                    0.60%           0.03%          0.63%          0.63%
     Small Capitalization Stock Portfolio             0.40%           0.07%          0.47%          0.47%
     Stock Index Portfolio                            0.35%           0.02%          0.37%          0.37%
     20/20 Focus Portfolio                            0.75%           0.20%          0.95%          0.95%

AIM VARIABLE INSURANCE FUNDS, INC
---------------------------------------------------------------------------------------------------------------
     AIM V.I. Growth and Income Fund                  0.61%           0.04%          0.65%          0.65%
     AIM V.I. Value Fund                              0.61%           0.05%          0.66%          0.66%

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC. (2)
---------------------------------------------------------------------------------------------------------------
     American Century VP Value                        1.00%           0.0%           1.00%          1.00%

JANUS ASPEN SERIES (3)
---------------------------------------------------------------------------------------------------------------
     Growth Portfolio                                 0.72%           0.03%          0.75%          0.68%
     International Growth Portfolio                   0.75%           0.20%          0.95%          0.86%

MFS VARIABLE INSURANCE TRUST
---------------------------------------------------------------------------------------------------------------
     Emerging Growth Series                           0.75%           0.10%          0.85%          0.85%
     Research Series                                  0.75%           0.11%          0.86%          0.86%

OCC ACCUMULATION TRUST
---------------------------------------------------------------------------------------------------------------
     Managed Portfolio                                0.78%           0.04%          0.82%          0.82%
     Small Cap Portfolio                              0.80%           0.08%          0.88%          0.88%

TEMPLETON VARIABLE PRODUCTS SERIES FUND (4)
---------------------------------------------------------------------------------------------------------------
     Franklin Small Cap Investments Fund - Class 2    0.75%           1.25%          2.00%          1.25%

T. ROWE PRICE (2)
---------------------------------------------------------------------------------------------------------------
     Equity Series - Equity Income Portfolio          0.85%           0.00%          0.85%          0.85%
     International Series - International Stock
     Portfolio                                        1.05%           0.00%          1.05%          1.05%

WARBURG PINCUS TRUST (5)

---------------------------------------------------------------------------------------------------------------
     Post-Venture Capital Portfolio                   1.25%           0.45%          1.70%          1.40%

---------------------------------------------------------------------------------------------------------------

* REFLECTS FEE WAIVERS AND REIMBURSEMENT OF EXPENSES, IF ANY. SEE NOTES ON PAGE ___.

THE "EXPENSE EXAMPLES" ON THE FOLLOWING PAGES ARE CALCULATED USING THE TOTAL ACTUAL EXPENSES.

                        DISCOVERY CHOICE VARIABLE ANNUITY

EXPENSE EXAMPLES
--------------------------------------------------------------------------------

THESE EXAMPLES WILL HELP YOU COMPARE THE FEES AND EXPENSES OF THE DIFFERENT VARIABLE INVESTMENT OPTIONS OFFERED BY DISCOVERY CHOICE. YOU CAN ALSO USE THE EXAMPLE TO COMPARE THE COST OF DISCOVERY CHOICE WITH OTHER VARIABLE ANNUITY CONTRACTS.

EXAMPLE 1:  BASIC DEATH BENEFIT OPTION

This example assumes that you:

o    Invest $10,000 in Discovery Choice;

o    Elect the BASIC Death Benefit Option;

o    Allocate all of your assets to only one of the variable investment options;

o    That investment has a 5% return each year; and

o    The mutual fund's operating expenses remain the same each year.

EXAMPLE 2:  ENHANCED DEATH BENEFIT OPTION

This example assumes that you:

o    Invest $10,000 in Discovery Choice;

o    Elect the ENHANCED Death Benefit Option;

o    Allocate all of your assets to only one of the variable investment options;

o    That investment has a 5% return each year; and

o    The mutual fund's operating expenses remain the same each year.

Because this contract has no withdrawal charges, your costs are not impacted by whether or not you choose to make withdrawals. Your actual costs may be higher or lower, but on the following page are examples of what your costs would be based on these assumptions.

NOTES FOR EXPENSE EXAMPLES:
--------------------------------------------------------------------------------
THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

IF YOUR CONTRACT VALUE IS LESS THAN $50,000, ON YOUR CONTRACT ANNIVERSARY (AND UPON A FULL WITHDRAWAL), WE DEDUCT A $30 FEE. THE EXAMPLES USE AN AVERAGE NUMBER AS THE AMOUNT OF THE ANNUAL CONTRACT FEE. THIS AMOUNT WAS CALCULATED BY ESTIMATING THE CONTRACT FEES THAT WILL BE COLLECTED IN THE INITIAL YEARS OF THIS CONTRACT AND THEN DIVIDING THAT NUMBER BY THE TOTAL ASSETS ESTIMATED TO BE ALLOCATED TO THE VARIABLE INVESTMENT OPTIONS DURING THE SAME TIME PERIOD. BASED ON THESE ESTIMATES, THE ANNUAL CONTRACT FEE IS INCLUDED AS AN ANNUAL CHARGE OF 0.10% OF CONTRACT VALUE. YOUR ACTUAL FEES WILL VARY BASED ON THE AMOUNT OF YOUR CONTRACT AND YOUR SPECIFIC ALLOCATION(S).

A TABLE OF ACCUMULATION UNIT VALUES FOR EACH VARIABLE INVESTMENT OPTION APPEARS ON PAGE __.

PREMIUM TAXES ARE NOT REFLECTED IN THE EXAMPLES. PREMIUM TAXES MAY APPLY DEPENDING ON THE STATE WHERE YOU LIVE.

                        DISCOVERY CHOICE VARIABLE ANNUITY

EXPENSE EXAMPLES 1 AND 2
---------------------------------------------------------------------------------------------------------------------
                                              EXAMPLE 1:                         EXAMPLE 2:
                                                WITH THE BASIC DEATH BENEFIT       WITH THE ENHANCED DEATH BENEFIT
                                              -----------------------------------------------------------------------
THE PRUDENTIAL SERIES FUND                     1 YR     3 YRS   5 YRS   10 YRS    1 YR     3 YRS   5 YRS   10 YRS
---------------------------------------------------------------------------------------------------------------------
     Diversified Bond Portfolio                $193     $597    $1027    $2224    $223     $698    $1181    $2538
     Diversified Conservative Growth Portfolio $246     $758    $1297    $2771    $276     $848    $1446    $3066
     Equity Income Portfolio                   $193     $597    $1027    $2224    $223     $689    $1181    $2538
     Equity Portfolio                          $198     $612    $1052    $2277    $228     $704    $1206    $2589
     Global Portfolio                          $237     $731    $1252    $2681    $267     $821    $1402    $2979
     High Yield Bond Portfolio                 $209     $646    $1109    $2393    $239     $737    $1262    $2701
     Money Market Portfolio                    $192     $594    $1021    $2213    $222     $686    $1176    $2528
     Prudential Jennison Portfolio             $214     $661    $1135    $2445    $244     $752    $1287    $2751
     Small Capitalization Stock Portfolio      $198     $612    $1052    $2277    $228     $704    $1206    $2589
     Stock Index Portfolio                     $188     $581    $1001    $2171    $218     $673    $1155    $2487
     20/20 Focus Portfolio                     $246     $758    $1297    $2771    $276     $848    $1446    $3066

AIM VARIABLE INSURANCE FUNDS INC.
---------------------------------------------------------------------------------------------------------------------
     AIM V.I. Growth and Income Fund           $216     $667    $1145    $2466    $246     $758    $1297    $2771
     AIM V.I. Value Fund                       $217     $670    $1150    $2476    $247     $761    $1302    $2781

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
---------------------------------------------------------------------------------------------------------------------
     American Century VP Value                 $251     $773    $1322    $2821    $281     $863    $1471    $3114

JANUS ASPEN SERIES
---------------------------------------------------------------------------------------------------------------------
     Growth Portfolio                          $219     $676    $1160    $2497    $249     $767    $1312    $2801
     International Growth Portfolio            $237     $731    $1252    $2681    $267     $821    $1402    $2979

MFS VARIABLE INSURANCE TRUST
---------------------------------------------------------------------------------------------------------------------
     Emerging Growth Series                    $236     $728    $1247    $2671    $266     $818    $1397    $2969
     Research Series                           $237     $731    $1252    $2681    $267     $821    $1402    $2979

OCC ACCUMULATION TRUST
---------------------------------------------------------------------------------------------------------------------
     Managed Portfolio                         $233     $719    $1231    $2640    $263     $809    $1382    $2940
     Small Cap Portfolio                       $239     $737    $1262    $2701    $269     $827    $1412    $2998

TEMPLETON VARIABLE PRODUCTS SERIES FUND
---------------------------------------------------------------------------------------------------------------------
     Franklin Small Cap Investments Fund
     - Class 2                                 $276     $848    $1446    $3066    $306     $936    $1592    $3351

T. ROWE PRICE
---------------------------------------------------------------------------------------------------------------------
     Equity Series - Equity Income Portfolio   $236     $728    $1247    $2671    $266     $818    $1397    $2969
     International Series - Int'l Stock
     Portfolio                                 $256     $788    $1347    $2871    $286     $878    $1495    $3162

WARBURG PINCUS TRUST
---------------------------------------------------------------------------------------------------------------------
Post-Venture Capital Portfolio                 $291     $892    $1520    $3210    $321     $980    $1665    $3489


THESE EXAMPLES DO NOT SHOW PAST OR FUTURE EXPENSES. ACTUAL EXPENSES FOR A PARTICULAR YEAR MAY BE MORE OR LESS THAN THOSE SHOWN IN THE EXAMPLES.

                        DISCOVERY CHOICE VARIABLE ANNUITY

1.   WHAT IS THE DISCOVERY CHOICE VARIABLE ANNUITY?

     The Discovery Choice Variable Annuity is a contract between you, the owner, and us, the insurance company, Pruco Life Insurance Company (Pruco Life, We or
Us).

     Under our contract or agreement, in exchange for your payment to us, we promise to pay you a guaranteed income stream that can begin any time after the second contract anniversary. Your annuity is in the accumulation phase until you decide to begin receiving annuity payments. The date you begin receiving annuity payments is the annuity date. On the annuity date, your contract switches to the income phase.

     This annuity contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you withdraw money from your contract.

     Discovery Choice is a variable annuity contract. This means that during the accumulation phase, you can allocate your assets among 24 variable investment options. The amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the mutual fund associated with that variable investment option. Because the mutual funds' portfolios fluctuate in value depending upon market conditions, your contract value can either increase or decrease. This is important, since the amount of the annuity payments you receive during the income phase depends upon the value of your contract at the time you begin receiving payments.

     As the owner of the contract, you have all of the decision-making rights under the contract. You will also be the annuitant unless you designate someone else. The annuitant is the person who receives the annuity payments when the income phase begins. The annuitant is also the person whose life is used to determine how much and how long these payments will continue. On and after the annuity date, the annuitant is the owner and may not be changed. The beneficiary becomes the owner when a death benefit is payable.

     The beneficiary is the person(s) or entity designated to receive any death benefit if the owner(s) dies during the accumulation phase. You may change the beneficiary any time prior to the annuity date by making a written request to us. Your request becomes effective when we approve it.

     SHORT TERM CANCELLATION RIGHT OR "FREE LOOK"

     If you change your mind about owning Discovery Choice, you may cancel your contract within 10 days after receiving it (or whatever period is required by applicable law). You can request a refund by returning the contract either to the representative who sold it to you, or to the Prudential Annuity Service Center at the address shown on the first page of this prospectus. You will receive, depending on applicable law:

o    Your full purchase payment; or

o The amount your contract is worth as of the day we receive your request. This amount may be more or less than your original payment.

                        DISCOVERY CHOICE VARIABLE ANNUITY

2.   WHAT INVESTMENT OPTIONS CAN I CHOOSE?

     The contract gives you the choice of allocating your purchase payments to any one or more of 24 variable investment options. The 24 variable investment options invest in mutual funds managed by leading investment advisors. Each of these mutual funds has a separate prospectus that is provided with this prospectus. YOU SHOULD READ THE MUTUAL FUND PROSPECTUS BEFORE YOU DECIDE TO ALLOCATE YOUR ASSETS TO THE VARIABLE INVESTMENT OPTION USING THAT FUND.

     Variable Investment Options

     Listed below are the mutual funds in which the variable investment options invest. Each variable investment option has a different investment objective.

THE PRUDENTIAL SERIES FUND, INC.

     o    Diversified Bond Portfolio

     o    Diversified Conservative Growth Portfolio

     o    Equity Income Portfolio

     o    Equity Portfolio

     o    Global Portfolio

     o    High Yield Bond Portfolio

     o    Money Market Portfolio

     o    Prudential Jennison Portfolio (domestic equity)

     o    Small Capitalization Stock Portfolio

     o    Stock Index Portfolio

     o    20/20 Focus Portfolio

The Prudential Series Fund, Inc. is managed by Prudential through another company it owns called The Prudential Investment Corporation. The Prudential Investment Corporation manages each of the portfolios of the Prudential Series Fund except the Prudential Jennison Portfolio and the Diversified Conservative Growth Portfolio. For the Jennison Portfolio, Prudential Investment Corporation oversees another company owned by Prudential called Jennison Associates Capital Corp. that provides the day to day investment advisory services. For the Diversified Conservative Growth Portfolio, Prudential Investment Corporation oversees The Dreyfus Corporation and Pacific Investment Management Company, which provide the day to day investment advisory services.

AIM VARIABLE INSURANCE FUNDS, INC.

     o    AIM V.I. Growth and Income Fund

     o    AIM V.I. Value Fund

     AIM Advisors, Inc. serves as investment adviser to both of these funds.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.

     o    American Century VP Value

     American Century Investment Management, Inc. is the investment adviser for American Century VP Value.

                        DISCOVERY CHOICE VARIABLE ANNUITY

JANUS ASPEN SERIES

     o    Growth Portfolio

     o    International Growth Portfolio

     Janus Capital Corporation serves as investment adviser to the Growth Portfolio and the International Growth Portfolio.

MFS VARIABLE INSURANCE TRUST

     o    Emerging Growth Series

     o    Research Series (long-term growth and future income)

     Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to the Emerging Growth Series and the Research Series.

OCC ACCUMULATION TRUST

     o    Managed Portfolio (equity)

     o    Small Cap Portfolio

     OpCap Advisors is the investment adviser to the Managed Portfolio and the Small Cap Portfolio.

T. ROWE PRICE

     o    T. Rowe Price Equity Series, Inc., Equity Income Portfolio

     o    T. Rowe Price International Series, Inc., International Stock
          Portfolio

     T. Rowe Price Associates, Inc. is the investment manager for the Equity Income Portfolio and Rowe Price-Fleming International, Inc. is the investment manager for the International Stock Portfolio.

TEMPLETON VARIABLE PRODUCTS SERIES FUND

     o    Franklin Small Cap Investments Fund--Class 2

     Franklin Advisers, Inc. is the investment manager for this portfolio of the Templeton Variable Products Series Fund.

WARBURG PINCUS TRUST

     o    Post-Venture Capital Portfolio

     Warburg Pincus Counselors, Inc. serves as investment adviser and Abbott Capital Management, L.P. serves as sub-investment adviser for that portion of the Post-Venture Capital Portfolio allocated to private limited partnerships or other investment funds.

     Except for the Prudential Series Fund Inc., we are paid by each fund or an affiliate of each fund for administrative and other services that we provide. The amount we receive is based on an annual percentage of the average assets of Discovery Choice invested in that fund.

TRANSFERS AMONG OPTIONS

You can transfer money among the variable investment options. Your transfer request may be made by telephone or in writing to the Prudential Annuity Service Center. Only two transfers per month may be made by telephone. After that, all transfer requests must be in writing with an original signature. We have procedures in place to confirm that instructions received by telephone are genuine.

We will not be liable for following telephone instructions that we reasonably believe to be genuine. Your transfer request will take effect at the end of the business day on which it was received. Our business day closes, usually at 4:15 p.m. Eastern time.

During the contract accumulation phase, you can make 12 transfers each contract year, among the investment options, without charge. If you make more than 12 transfers in one contract year, you may be charged up to $25 for each additional transfer. Currently we charge only $10 for additional transfers. (Dollar Cost Averaging and Auto-Rebalancing transfers do not count toward the 12 free transfers per year.)

DOLLAR COST AVERAGING

The dollar cost averaging (DCA) feature allows you to systematically transfer either a fixed dollar amount or a percentage out of any variable investment option and into any other variable investment option(s). You can transfer money to more than one variable investment option. The investment option used for the transfers is designated as the DCA account. You can have these automatic transfers made from the DCA account monthly, quarterly, semiannually or annually. By allocating amounts on a regular schedule instead of allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

Each transfer from your DCA account must be at least $100. Transfers will be made automatically on the schedule you elect until the entire amount in your DCA account has been transferred or until you tell us to discontinue the transfers. If your DCA account balance drops below $100, the entire remaining balance of the account will be transferred on the next transfer date. You can allocate subsequent purchase payments to re-open the DCA account at any time.

Your transfers will be made on the last calendar day of each transfer period you have selected, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on a particular transfer date, the transfer will take effect on the next business day.

Any transfers you make because of Dollar Cost Averaging are not counted toward the 12 free transfers you are allowed each contract year. This feature is available only during the contract accumulation phase.

ASSET ALLOCATION PROGRAM

We recognize the value of having advice when deciding on the allocation of your money. If you choose to participate in the Asset Allocation Program, your representative will give you a questionnaire to complete that will help determine a program that is appropriate for you. Your asset allocation will be prepared based on your answers to the questionnaire. You will not be charged for this service and you are not obligated to participate or to invest according to program recommendations.

AUTO-REBALANCING

Once your money has been allocated among the variable investment options, the actual performance of the investment options may cause your allocation to shift. For example, an investment option that initially holds only a small percentage of your assets could perform much better than another investment option. Over time, this option could increase to a larger percentage of your assets than you desire. You can direct us to automatically rebalance your

                        DISCOVERY CHOICE VARIABLE ANNUITY

assets to return to your original allocation or to change allocations by selecting the Auto-Rebalancing feature. The DCA account cannot participate in this feature.

Your rebalancing will be done monthly, quarterly, semiannually or annually based on your choice. The rebalancing will be done on the last calendar day of the period you have chosen, provided that the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, the rebalancing will take effect on the next business day.

Any transfers you make because of Auto-Rebalancing are not counted toward the 12 free transfers you are allowed per year. This feature is available only during the contract accumulation phase.

VOTING RIGHTS

We are the legal owner of the shares in the mutual funds available as variable investment options. However, we vote the shares of the mutual funds according to voting instructions we receive from contract-owners. We will mail you a proxy which is a form you need to complete and return to us to tell us how you wish us to vote. When we receive those instructions, we will vote all of the shares we own on your behalf in accordance with those instructions. Fund shares for which we do not receive instructions or that we own on our own behalf are voted in the same proportion as shares for which instructions are received from contract-owners. We may change the way your voting instructions are calculated if it is required by federal regulation.

SUBSTITUTION

We may substitute one or more of the mutual funds used by the variable investment options. We may also cease to allow investments in existing funds. We would do this only if events such as investment policy changes or tax law changes make the mutual fund unsuitable. We would not do this without the approval of the Securities and Exchange Commission and necessary state insurance department approvals. You will be given specific notice in advance of any substitution we intend to make.

3.   WHAT KIND OF PAYMENTS WILL I RECEIVE DURING THE INCOME PHASE?
     (ANNUITIZATION)

PAYMENT PROVISIONS

The annuitant can begin receiving annuity payments any time after the first contract anniversary. Annuity payments must begin no later than the contract anniversary that coincides with or follows the annuitant's 90th birthday (unless we agree to another date).

You may choose among the income plans described below at any time before the annuity date. These plans are called annuity options or settlement options. During the income phase, all of the annuity options under this contract are fixed annuity options. This means that your participation in the variable investment options ends on the annuity date. If you have not selected an annuity option by the annuity date, the Life Income Annuity Option (Option 2, described below) will automatically be selected unless prohibited by applicable law. ONCE THE ANNUITY PAYMENTS BEGIN, YOU CANNOT CHANGE THE ANNUITY OPTION.

                        DISCOVERY CHOICE VARIABLE ANNUITY

OPTION 1.  ANNUITY PAYMENTS FOR A FIXED PERIOD

Under this option, we will make equal payments for a period you choose, up to 25 years. The annuity payments may be made monthly, quarterly, semiannually, or annually for as long as the annuitant is alive. If the annuitant dies during the income phase, a lump sum payment will be made to the beneficiary. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. The interest rate used will always be at least 3% a year.

OPTION 2.  LIFE INCOME ANNUITY OPTION

Under this option, we will make annuity payments to the annuitant monthly, quarterly, semiannually, or annually as long as the annuitant is alive. If the annuitant dies before we have made 10 years worth of payments, we will pay the beneficiary the present value of the remaining annuity payments in one lump sum unless the annuitant has specifically instructed that the remaining monthly annuity payments continue to be paid to the beneficiary. The present value of the remaining annuity payments is calculated by using the interest rate used to compute the amount of the original 120 payments. The interest rate used will always be at least 3% a year. No withdrawal charge is applicable under this option.

If you have not selected an annuity option by the annuity date, this is the option we will automatically select for you, unless prohibited by applicable law.

OPTION 3.  INTEREST PAYMENT OPTION

Under this option, you can choose to have us hold all or a portion of your Contract Value in order to accumulate interest. You can receive interest payments on a monthly, quarterly, semiannual, or annual basis or you can allow the interest to accrue on your contract assets. Under this option, we will pay you interest at an effective rate of at least 3% a year.

This option is not available if your contract is held in an Individual Retirement Account.

OPTION 4.  OTHER ANNUITY OPTIONS

We currently offer a variety of other annuity options not described above. At the time you choose to receive your annuity payments, we may make available to you any of the fixed annuity options that are offered at your annuity date.

4.   WHAT IS THE DEATH BENEFIT?

The death benefit feature protects the value of the contract for the beneficiary.

BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued, unless you change it at a later date. Unless an irrevocable beneficiary has been named, during the accumulation period you can change the beneficiary at any time before the owner or last survivor of joint owners dies.

                        DISCOVERY CHOICE VARIABLE ANNUITY

CALCULATION OF THE DEATH BENEFIT

The death benefit to which your beneficiary is entitled depends on whether you elected the basic death benefit or the enhanced death benefit.

BASIC DEATH BENEFIT:

If the sole or last survivor of the owner or joint owner dies during the accumulation period, after we receive the appropriate proof of death and any other needed documentation, your beneficiary will receive the greater of the following:

1.   the current contract value. or

2. the total of all purchase payments made, proportionally reduced by the effect of withdrawals.

ENHANCED DEATH BENEFIT:

If the sole or last survivor of the owner or joint owner dies during the accumulation period and prior to age 80, your beneficiary will receive the greater of the following:

1. the contract value as of the date we receive due proof of death and any other documentation we need; or

2. the guaranteed minimum death benefit (GMDB). The GMDB is calculated daily and is equal to the greater of:

     (a) the total purchase payments compounded daily at an effective annual interest rate of 5%, subject to a 200% cap. This is called the roll-up value. Both the roll-up value and the cap are proportionally reduced by the effect of withdrawals. Once the cap is reached, the roll-up value will be increased by subsequent purchase payments and proportionally reduced by the effect of withdrawals; and

     (b) the highest value of the contract on any contract anniversary. This is called the step-up value. Before the first contract anniversary, the step-up value is the initial purchase payment increased by subsequent purchase payments and proportionally reduced by the effect of withdrawals. Between anniversaries, the step-up is increased only by purchase payments and proportionally reduced by the effect of withdrawals.

After the contract anniversary on or next following the 80th birthday of the sole or older of the owner or joint owner, the beneficiary will receive a death benefit equal to the greater of:

     (a) the contract value as of the date we receive due proof of death and any other documentation we need; or

     (b) the GMDB as of the contract anniversary on or next following the sole or older of the owner or joint owner's 80th birthday increased by subsequent purchase payments since such contract anniversary and proportionally reduced by the effect of withdrawals since such contract anniversary.

Here is an example of a proportional reduction:

If an owner withdrew 50% of a contract valued at $100,000 and if the step-up value at that time was $80,000, the new step-up value following the withdrawal would be $40,000, or 50% of what it had been prior to the withdrawal.

                        DISCOVERY CHOICE VARIABLE ANNUITY

5.   HOW CAN I PURCHASE A DISCOVERY CHOICE CONTRACT?

PURCHASE PAYMENTS

A purchase payment is the amount of money you give us to purchase the contract. The minimum purchase payment is $10,000. You can make additional purchase payments of at least $1,000 or more at any time during the accumulation phase. However, no purchase payments may be made on or after the 85th birthday of:

o    the owner;

o    if joint owners, the older owner; or

o    the annuitant

We have established an aggregate maximum purchase payment limit of $10 million, and we limit the maximum total purchase payments per contract in any contract year, other than the first, to $2 million.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment among the variable investment options based on the percentages you choose. The percentage of your allocation to a specific investment option can range in whole percentages from 1% to 100%. If you make additional purchase payments, they will be allocated in the same way as your most recent purchase payment, unless you tell us otherwise. We will credit these purchase payments to your contract as of the end of the business day on which the payment is received. Our business day closes when the New York Stock Exchange does, usually at 4:15 p.m. Eastern time.

CALCULATING CONTRACT VALUE

The value of the variable portion of your contract will go up or down depending on the investment performance of the variable investment option(s) you choose. To determine the value of your contract, we use a unit of measure called an accumulation unit. An accumulation unit works like a share of a mutual fund.

Every day we determine the value of an accumulation unit for each of the variable investment options. We do this by:

1. Adding up the total amount of money allocated to a specific investment option;

2. Subtracting from that amount insurance charges and any other charges such as for taxes; and

3.   Dividing this amount by the number of outstanding accumulation units.

When you make a purchase payment, we credit your contract with accumulation units of the subaccount or subaccounts selected. The number of accumulation units credited to your contract is determined by dividing the amount of the purchase payment allocated to an investment option by the unit price of the accumulation unit for that investment option. We calculate the unit price for each investment option after the New York Stock Exchange closes each day and then credit your contract. The value of the accumulation units can increase, decrease, or remain the same from day to day. The Accumulation Unit Values Chart on page ____ of this prospectus gives you more detailed information about the accumulation units of the variable investment options. We cannot guarantee that your contract value will increase or that it will not fall below the amount of your total purchase payments.

                       DISCOVERY CHOICE VARIABLE ANNUITY


6.   WHAT ARE THE EXPENSES ASSOCIATED WITH THE DISCOVERY CHOICE CONTRACT?

There are charges and other expenses associated with the contract that reduce the return on your investment. These charges and expenses are described below.

INSURANCE CHARGES

Each day, we make a deduction for the insurance charge. The insurance charge covers our expenses for mortality and expense risk, administration, marketing and distribution. The mortality risk portion of the charge is for assuming the risk that the annuitant(s) will live longer than expected based on our life expectancy tables. When this happens, we pay a greater number of annuity payments. The expense risk portion of the charge is for assuming that the current charges will be insufficient in the future to cover the cost of administering the contract. The administrative expense portion of the charge is for the expenses associated with the administration of the contract. This would include preparing and issuing the contract; establishing and maintaining contract records; preparation of confirmations and annual reports; personnel costs; legal and accounting fees; filing fees and systems costs.

The insurance charge is equal, on an annual basis, to 1.35% (Basic Death Benefit) or 1.65% (Enhanced Death Benefit) of the daily value of the contract invested in the variable investment options, after expenses have been deducted.

If the charges under the contract are not sufficient, then we will bear the loss. We do, however, expect to profit from this charge. The insurance risk charge for your contract cannot be increased. Any profits made from this charge may be used by us to pay for the costs of distributing the contracts.

ANNUAL CONTRACT FEE

Each contract year during the accumulation phase, if your contract value is less than $50,000, for administrative expenses we will deduct $30 or 2% of your contract value, if less. (This fee may differ in certain states). While this is what we currently charge, we may increase this charge up to a maximum of $60. Also, we may raise the level of the contract value at which we waive this fee. The charge will be deducted proportionately from each of the contract's variable investment options. This charge will also be deducted when you surrender your contract if your contract value is less than $50,000.

PREMIUM TAXES

Some states and/or municipalities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract to pay them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is our current practice not to deduct these taxes until annuity payments begin. In the few states that impose a tax, the current rates range up to 5%. If, in the future, we are charged for additional taxes that are based on purchase payments, that charge may be passed on to contract owners.

                       DISCOVERY CHOICE VARIABLE ANNUITY


TRANSFER FEE

You can make 12 free transfers every contract year. We measure a contract year from the date we issue your contract (contract date). If you make more than 12 transfers in a contract year (excluding Dollar Cost Averaging and Auto-Rebalancing), we will deduct a transfer fee of $[10] for each additional transfer. The transfer fee will be deducted proportionately from all the affected investment options.

COMPANY TAXES

We will pay the taxes on the earnings of the separate account. We are not currently charging the separate account for taxes. We will periodically review the issue of charging the separate account for these taxes and may impose a charge in the future.

7.   HOW CAN I ACCESS MY MONEY?

You can access your money by:

o    Making a withdrawal (either partial or complete); or
o    Electing to receive annuity payments during the income phase.

YOU CAN MAKE WITHDRAWALS ONLY DURING THE ACCUMULATION PHASE.

When you make a complete withdrawal, you will receive the value of your contract on the day you made the withdrawal. We will calculate the value of your contract and charges, if any, as of the date we receive your request in good order at the Prudential Annuity Service Center.

Unless you tell us otherwise, any partial withdrawal will be made proportionately from all of the affected variable investment options you have selected. The minimum amount which may be withdrawn is $250. If, after a withdrawal, your contract value is less than $2,000, we have the right to choose to end your contract.

We will generally pay the withdrawal amount, less any required tax withholding, within seven days after we receive a properly completed withdrawal request. We will deduct applicable charges, if any, from the assets in your contract.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. FOR A MORE COMPLETE EXPLANATION, SEE SECTION 8 OF THIS PROSPECTUS.

AUTOMATED WITHDRAWALS

We offer an Automated Withdrawal feature. This feature enables you to receive periodic withdrawals in monthly, quarterly, semiannual or annual intervals. We will process your withdrawals at the end of the business day at the intervals you specify. We will continue at these intervals until you tell us otherwise. You can make withdrawals from any designated investment option or proportionally from all investment options. The minimum automated withdrawal amount you can make is $100.

Income taxes and 10% penalty tax on earnings may apply to Automated Withdrawals as well as any other withdrawals made from your contract.

                       DISCOVERY CHOICE VARIABLE ANNUITY


SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments made in connection with withdrawals or transfers for any period when:

o The New York Stock Exchange is closed (other than customary weekend and holiday closings);

o    Trading on the New York Stock Exchange is restricted;

o An emergency exists during which sales and redemptions of shares of the mutual funds are not reasonable or we cannot reasonably value the accumulation units; or

o The Securities and Exchange Commission, by order, so permits suspension or postponement of payments for the protection of owners.

8.   WHAT ARE THE TAX CONSIDERATIONS ASSOCIATED WITH THE DISCOVERY CHOICE
CONTRACT?

The tax considerations associated with the Discovery Choice contract vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. It is not intended as tax advice. A qualified tax adviser should be consulted for complete information and advice.

We believe the contract is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.

CONTRACTS OWNED BY INDIVIDUALS

(NOT ASSOCIATED WITH TAX-FAVORED RETIREMENT PLANS)

TAXES PAYABLE BY YOU

Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below.

TAXES ON WITHDRAWALS AND SURRENDER

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of purchase payments, until all gain has been withdrawn.

If you assign all or part of your contract as collateral for a loan, the part assigned will be treated as a withdrawal. Also, if you elect the interest payment option, you will be treated, for tax purposes, as surrendering your contract.

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                       DISCOVERY CHOICE VARIABLE ANNUITY

If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on the gain in the contract. This rule does not apply if you transfer the contract to your spouse or incident to divorce.

TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment you receive will be treated as a partial return of your purchase payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your purchase payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract.

After the full amount of your purchase payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your purchase payments have been recovered, a tax deduction is allowed for the unrecovered amount.

PENALTY TAXES ON WITHDRAWALS AND ANNUITY PAYMENTS

Any taxable amount you receive under your contract may be subject to a 10 % penalty tax. Amounts are not subject to this penalty tax if:

o    the amount is paid on or after you reach age 59 1/2 or die;

o    the amount received is attributable to your becoming disabled;

o the amount paid or received is in the form of level annuity payments not less frequently than annually under a lifetime annuity; and

o the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase); or

o If you modify the lifetime annuity payment stream (other than as a result of death or disability) before you reach age 59 1/2 (or before the end of the five year period beginning with the first payment and ending after you reach age 59 1/2, your tax for the year of modification will be increased by the penalty tax that would have been imposed without the exception, plus interest for the deferral.

TAXES PAYABLE BY BENEFICIARIES

Generally, the same tax rules apply to amounts received by your beneficiary as those set forth above with respect to you. The election of an annuity payment option instead of a lump sum death benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below.

WITHHOLDING OF TAX FROM DISTRIBUTIONS

Taxable amounts distributed from your annuity contracts are subject to tax withholding. You may generally elect not to have tax withheld from your payments. These elections must be made on the appropriate Pruco Life forms.



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                       DISCOVERY CHOICE VARIABLE ANNUITY

ANNUITY QUALIFICATION

DIVERSIFICATION AND INVESTOR CONTROL

In order to qualify for the tax rules applicable to annuity contracts described above, the contract must be an annuity contract for tax purposes. This means that the assets underlying the annuity contract must be diversified, according to certain rules. It also means that Pruco Life, and not you as the contractowner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. We believe these rules, which are further discussed in the Statement of Additional Information, will be met.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH

Upon your death (or the death of a joint owner, if earlier), certain distributions must be made under the contract. The required distributions depend on whether you die on or before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.

If you die on or after the annuity date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death

If you die before the annuity date, the entire interest in the contract must be distributed within 5 years after the date of death. However, if an annuity payment option is selected by your designated beneficiary and if annuity payments begin within 1 year of your death, the value of the contract may be distributed over the beneficiary's life or a period not exceeding the beneficiary's life expectancy. Your designated beneficiary is the person to whom ownership of the contract passes by reason of death, and must be a natural person.

If any portion of the contract is payable to (or for the benefit of) your surviving spouse, such portion of the contract may be continued with your spouse as the owner.

CHANGES IN THE CONTRACT

We reserve the right to make any changes we deem necessary to assure that the contract qualifies as an annuity contract for tax purposes. Any such changes will apply to all contractowners and you will be given notice to the extent feasible under the circumstances.

CONTRACTS HELD BY TAX FAVORED PLANS

The following discussion covers annuity contracts held under tax-favored retirement plans.

Currently, the contract may be purchased for use in connection with individual retirement accounts and annuities ("IRAs") which are subject to Sections 408(a), 408(b) and 408A of the Code. At some future time we may allow the contract to be purchased in connection with other retirement arrangements which are also entitled to favorable federal income tax treatment ("tax favored plans"). These other tax favored plans include:

Simplified employee pension plans ("SEPs") under Section 408(k) of the Code;

                       DISCOVERY CHOICE VARIABLE ANNUITY

Saving incentive match plans for employees-IRAs ("SIMPLE-IRAs") under Section 408(p) of the Code; and Tax-deferred annuities ("TDAs") under Section 403(b) of the Code. This description assumes that (i) we will be offering this to both IRA and non-IRA tax favored plans, and (ii) you have satisfied the requirements for eligibility for these products.

Types of Tax Favored Plans

IRAS

If you buy a contract for use as an IRA, we will provide you a copy of the prospectus, contract and a brochure containing information about eligibility, contribution limits, tax particulars and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free look" after making an initial contribution to the contract. During this time, you can cancel the contract by notifying us in writing, and we will refund all of the purchase payments under the contract (or, if greater, the amount credited under the contract, calculated as of the valuation period that we receive this cancellation notice).

Contributions Limits/Rollovers: Because of the way the contract is designed, you may only purchase a contract for an IRA in connection with a "rollover" of amounts from a qualified retirement plan. You must make a minimum initial payment of $10,000 to purchase a contract. This minimum is greater than the maximum amount of any annual contribution you may make to an IRA (which is generally $2,000/year). The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy the contract, you can make regular IRA contributions under the contract (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not be able subsequently to "roll over" the contract funds into another
Section 401(a) plan or TDA (although you may be able to transfer the funds to another IRA).

Required Provisions: Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

o You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);

o    Your rights as owner are non-forfeitable;

o    You cannot sell, assign or pledge the contract, other than to Pruco Life;

o The annual premium you pay cannot be greater than $2,000 (which does not include any rollover amounts); o The date on which annuity payments must begin cannot be later than the April 1st of the calendar year after the calendar year you turn age 70 1/2; and

o Death and annuity payments must meet "minimum distribution requirements" (described below).

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to

                       DISCOVERY CHOICE VARIABLE ANNUITY

the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

o    A 10% "early distribution penalty" (described below);

o Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

o    Failure to take a minimum distribution (also generally described below).

SEPS

SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

o If you participate in a SEP, you generally does not include into income any employer contributions made to the SEP on your behalf up to the lesser of
     (a) $30,000 or (b) 15% of the employee's earned income (not including the employer contribution amount as "earned income" for these purposes;

o SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

o Some SEPs for small employers permit salary deferrals (up to $10,000 in ) with the employer making these contributions to the SEP. However, no new "salary reduction" or "SAR-SEPs" can be established after 1996.

You will also be provided the same information, and have the same "free look" period, as you would have if you were purchasing the contract for a standard IRA.

SIMPLE-IRAS

SIMPLE-IRAs are another variation on the standard IRA, available to small employers (under 100 employees, on a "controlled group" basis) that do not offer other tax favored plans. SIMPLE-IRAs are also subject to the same basic IRA requirements with the following exceptions:

o Participants in a SIMPLE-IRA may contribute up to $6,000 (in 1999, indexed), as opposed to the usual $2,000 limit, and employer contributions may also be provided as either a match (up to 3% of your compensation; and

o    SIMPLE -IRAs are not subject to the SEP nondiscrimination rules.

ROTH IRAS

Congress amended the Code in 1997 to add a new Section 408A, creating the "Roth IRA" as a new type of individual retirement plan. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

o    Contributions to a Roth IRA cannot be deducted from your gross income;

                       DISCOVERY CHOICE VARIABLE ANNUITY

o "Qualified distributions" (generally, held for 5 years and payable on account of death, disability, attainment of age 59 1/2, or first time-homebuyer) from Roth IRAs are excludable from your gross income; and

o If eligible, you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Because the contract's minimum initial payment of $10,000 is greater than the maximum annual contribution permitted to be made to a Roth IRA (generally, $2,000 less any contributions to a traditional IRA), you may purchase a contract as a Roth IRA only in connection with a "rollover" or "conversion" of the proceeds of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA, or Roth IRA. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000), and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once the contract has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law.

TDAS

You may own a TDAs generally if you are either an employer or employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, you may make contributions to a TDA so long as the employee's rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $10,000 (1999, indexed). Further, you may roll over TDA amounts to another TDA or an IRA.

A contract may only qualify as a TDA if distributions (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

o    Your attainment of age 59 1/2;

o    Your severance of employment;

o    Your death;

o    Your total and permanent disability; or

o Hardship (under limited circumstances, and only related to salary deferrals and any earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later.

These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another TDA or to a mutual fund "custodial account" described under Code Section 403(b)(7).

Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

                       DISCOVERY CHOICE VARIABLE ANNUITY

ADDITIONAL TAX FEATURES FOR TAX FAVORED PLANS

MINIMUM DISTRIBUTION OPTION

If you hold the contract under an IRA or other tax favored plan, you can satisfy the IRS minimum distribution requirements described above (generally, distribution after age 70 1/2) under the contract without either annuitizing or "cash surrendering" a portion of the contract. You, as owner of the contract, can select either a "calculation" or "recalculation" method to determine the minimum distribution. We will send you a check for the minimum distribution amount, less any other partial withdrawals that you made during the year. More information on the mechanics of this calculation is available on request.

PENALTY FOR EARLY WITHDRAWALS

You may owe a 10% penalty tax to the taxable part of distributions received from an IRA, SEP, SIMPLE-IRA (which may increase to 25%), Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. There are only limited exceptions to this tax, and you should consult your tax adviser for further details.

WITHHOLDING

The Code requires a mandatory 20% federal income tax withholding for certain distributions from a TDA or qualified retirement plan, unless the distribution is an eligible rollover contribution that is "directly" rolled into another qualified plan, IRA (including the IRA variations described above) or TDA. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

o For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; and

o    For all other distributions, you will be withheld at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes.

ERISA DISCLOSURE/REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.

                       DISCOVERY CHOICE VARIABLE ANNUITY

Information about any applicable fees, charges, discounts, penalties or adjustments may be found under "What Are the Expenses Associated with the Discovery Choice Contract" starting on page ___.

Information about sales representatives and commissions may be found under "Other Information" and "Sale and Distribution of the Contract on page ___.

In addition, other relevant information required by the exemptions is contained in the contract and accompanying documentation. Please consult your tax advisor if you have any additional questions.

9.   OTHER INFORMATION

PRUCO LIFE INSURANCE COMPANY

Pruco Life Insurance Company is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York and therefore is subject to the insurance laws and regulations of all the jurisdictions where it is licensed to do business. Pruco Life is a wholly-owned subsidiary of The Prudential Life Insurance Company of America (Prudential), a mutual insurance company founded in 1875 under the laws of the State of New Jersey.

Prudential is currently considering reorganizing itself into a stock company. This form of reorganization, known as demutualization, is a complex process that may take two years to complete. No plan of demutualization has been adopted yet by Prudential's Board of Directors. Any plan of reorganization adopted by the Board of Directors would have to be approved by qualified policyholders and appropriate state insurance regulators. Throughout the process, there will be continuing evaluation by the Board of Directors and management of Prudential as to the desirability of demutualization. The Board of directors, in its discretion, may choose not to demutualize or to delay demutualization for a time.

Should Prudential convert to a stock company, the allocation of stock, cash or other benefits to policyholders and contractowners would be made in accordance with procedures set forth in the plan of demutualization. In recent demutualizations, policyholders and contractowners of the converting mutual insurer have been eligible to receive consideration while policyholders and contractowners of the insurer's stock subsidiaries have not. It has not yet been determined whether any exceptions to that general approach will be made with respect to policyholders and contractowners of Prudential's subsidiaries, including Pruco Life insurance companies.

THE SEPARATE ACCOUNT

We have established a separate account, the Pruco Life Flexible Premium Variable Annuity Account (separate account), to hold the assets that are associated with the contracts. The separate account was established under Arizona law on June 16, 1995, and is registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as a unit investment trust, which is a type of investment company. The assets of the separate account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we

                       DISCOVERY CHOICE VARIABLE ANNUITY

may conduct. More detailed information about Pruco Life, including its audited financial statements, are provided in the Statement of Additional Information.

SALE AND DISTRIBUTION OF THE CONTRACT

Prudential Investment Management Services LLC ("PIMS"), 751 Broad Street, Newark, New Jersey 07102-3777, acts as the distributor of the contracts. PIMS is a wholly-owned subsidiary of Prudential and is a limited liability corporation organized under Delaware law in 1996. It is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Commissions for the sales of contracts are paid to Prudential representatives and to other independent broker-dealers who sell the contracts. Registered representatives of independent broker-dealers may be paid on a different basis than those affiliated with PIMS. The maximum commission that will be paid to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not be more than [3.0]% of the purchase payment.

ASSIGNMENT

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice. We will not be liable for any payment or other action we take in accordance with the contract if that action occurs before we receive notice of the assignment. AN ASSIGNMENT, LIKE ANY OTHER CHANGE IN OWNERSHIP, MAY TRIGGER A TAXABLE EVENT.

If the contract is issued under a qualified plan, there may be limitations on your ability to assign the contract. For further information please speak to your representative.

YEAR 2000 COMPLIANCE

THE YEAR 2000 ISSUE

The services provided to you as a purchaser of Discovery Choice depend on the smooth functioning of numerous computer systems. Many computer systems in use today are programmed to recognize only the last two digits of a date as the year. As a result, any systems using this kind of programming can not distinguish a date using "00" and may treat it as "1900" instead of "2000." This problem may impact computer systems that store business information, but it could also affect other equipment used in our business like telephone, fax machines and elevators. If this problem is not corrected, the "Year 2000" issue could affect the accuracy and integrity of business records. Prudential's regular business operations could be interrupted as well as those of other companies that deal with us.

In addition, the operations of the mutual funds associated with the Discovery Choice contract could experience problems resulting from the Year 2000 issue. Please refer to the mutual fund prospectus for information regarding their approach to Year 2000 concerns. The following describes Prudential's effort to address Year 2000 concerns.

To address this potential problem Prudential, as the parent company of Pruco Life, organized its Year 2000 efforts around the following three areas:

o    Business Systems - Computer programs directly used to support our business;

o Infrastructure - Computers and other business equipment like telephones and fax machines; and

o    Business Partners - Year 2000 readiness of essential business partners.

Business Systems. The business systems component includes a wide range of computer programs that directly support Prudential's business operations including systems for: insurance product processing, securities trading, personnel record keeping and general accounting systems. All business systems were analyzed to determine whether each computer program with a Year 2000 problem should be retired, replaced or renovated. The majority of this work has been completed. A few remaining programs are currently being tested and completion of this process is expected by June, 1999.

Infrastructure. As with business applications, we established a specific methodology and process for addressing infrastructure issues. The infrastructure effort includes mainframe computer system hardware and operating system software, mid-range systems and servers, telecommunications equipment and systems, buildings and facilities systems, personal computers, and vendor hardware and software. Other than desktop systems, substantially all other infrastructure systems have been tested. Presently, a small number of mid-range computers and building and facility systems are still in the testing phase. We expect to have the infrastructure process completed by June, 1999.

Business Partners. Prudential recognizes the importance of determining the Year 2000 readiness of external business relationships especially those that involve electronic data transfer products and services, and products that impact our essential business processes. Prudential first classified each business partner as "highly critical" or "less critical" to our business, and then began to develop risk assessment and contingency plans to address the potential that a business partner could experience a Year 2000 failure. All highly critical business partner relationships have been assessed and contingency planning is completed. Risk assessment and contingency planning continues for less critical business partners, and the target completion date for these relationships is June, 1999.

Prudential believes that the Business Application, Infrastructure and Business Partners components of the Year 2000 project are substantially on schedule. A small number of the projects may not meet their targeted completion date. However, Prudential expects that these projects will be completed by September, 1999. If there are any delays, they should not have a significant impact on the timing of the project as a whole.

THE COST OF YEAR 2000 READINESS

Prudential is funding the Year 2000 program from internal operating budgets, and estimates that its total costs to address the Year 2000 issue will total approximately $220 million. Because these expenses were part of the operating budget, they did not impact the management of Discovery Choice. During the course of the Year 2000 program, some optional computer projects have been delayed, but these delays have not had any material effect on Discovery Choice.

YEAR 2000 RISKS AND CONTINGENCY PLANNING

Prudential believes that it is well positioned to lessen the impact of the Year 2000 problem. However, given the nature of this issue, we can not be 100% certain that we are completely prepared, particularly because we cannot be certain of Year 2000 readiness of third parties. As a result, we are unable to determine at this time whether the consequences of Year 2000 failures may have a material adverse effect on the results of Prudential's operations, liquidity or financial condition. In the worst case, it is possible that a Year 2000 technology failure, whether internal or external, could have a material impact on Prudential's results of operations, liquidity, or

                       DISCOVERY CHOICE VARIABLE ANNUITY

financial position. If Prudential is unable to address the Year 2000 problem, we may have difficulty in responding to your incoming phone calls, calculating your unit values or processing withdrawals and purchase payments. It is also possible that the mutual funds associated with Discovery Choice will be unable to value the securities, in turn creating difficulties in purchasing or selling shares of the mutual fund and calculating corresponding unit asset values. The objective of Prudential's Year 2000 program has been to reduce these risks as much as possible.

Most of the operations of Discovery Choice involve such a large number of individual transactions that they can only be handled with the help of computers. As a result, our current contingency plans include responses to the failure of specific business programs or infrastructure components. However, our contingency responses are now being reviewed and we expect to finalize them by June, 1999 to ensure that they are workable under the special conditions of a Year 2000 failure. Prudential believes that with the completion of its Year 2000 program, as scheduled, the possibility of significant interruptions of normal operations will be reduced.

FINANCIAL STATEMENTS

The financial statements of the separate account associated with Discovery Choice are included in the Statement of Additional Information.

EXPERTS

The consolidated financial statements of Pruco Life for the years ended December 31, 1998, December 31, 1997 and December 31, 1996 have been audited by PricewaterhouseCoopers LLP, independent accountants ("PwC"). The report certifying this audit is included in this prospectus. Pruco Life has relied upon this report based on PwC's authority as experts in accounting and auditing. PwC's principal business address is 1777 Avenue of the Americas, New York, New York 10036.

STATEMENT OF ADDITIONAL INFORMATION

CONTENTS:
---------

      Company
      Experts
      Litigation
      Legal Opinions
      Principal Underwriter
      Determination of Accumulation Unit Values
      Performance Information
      Comparative Performance Information
      Financial Information



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                       DISCOVERY CHOICE VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION
                                 JUNE____, 1999
              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS

The Discovery Choice Annuity Contract* (the "contract") is an individual variable annuity contract issued by the Pruco Life Insurance Company ("Pruco Life"), a stock life insurance company that is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). The contract is purchased by making an initial purchase payment of $10,000 or more; subsequent payments must be $1,000 or more.

This statement of additional information is not a prospectus and should be read in conjunction with the Discovery Choice prospectus, dated June ____, 1999. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 14215, New Brunswick, New Jersey 08906, or by telephoning (888) PRU-2888.

                                TABLE OF CONTENTS

                                                                            PAGE

COMPANY..................................................................... 2
EXPERTS..................................................................... 2
LITIGATION.................................................................. 2
LEGAL OPINIONS.............................................................. 2
PRINCIPAL UNDERWRITER....................................................... 2
DETERMINATION OF SUBACCOUNT UNIT VALUES..................................... 2
PERFORMANCE INFORMATION..................................................... 3
COMPARATIVE PERFORMANCE INFORMATION......................................... 5
FINANCIAL INFORMATION....................................................... A 1










     PRUCO LIFE INSURANCE COMPANY           PRUDENTIAL ANNUITY SERVICE CENTER
         213 WASHINGTON STREET                        P.O. BOX 14215
     NEWARK, NEW JERSEY 07102-2992          NEW BRUNSWICK, NEW JERSEY 08906
                                                TELEPHONE: (888) PRU-2888



                                     SAI-1
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                       DISCOVERY CHOICE VARIABLE ANNUITY

                                     COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a mutual life insurance company founded in 1875 under the laws of the State of New Jersey.

                                     EXPERTS

The financial statements of the Pruco Life Flexible Premium Variable Annuity Account for the years ended December 31, 1998 and December 31, 1997 have been audited by PricewaterhouseCoopers LLP, independent accountants ("PwC"). The report certifying this audit is included in this statement of additional information. Pruco Life has relied upon this report based on PwC's authority as experts in accounting and auditing. PwC's principal business address is 1777 Avenue of the Americas, New York, New York, 10036.

                                   LITIGATION

Several actions have been brought against Pruco Life alleging that Pruco Life and its agents engaged in improper life insurance sales practices. Prudential has agreed to indemnify Pruco Life for losses, if any resulting from such litigation. No other significant litigation is being brought against Pruco Life that would have a material effect on its financial position.

                                 LEGAL OPINIONS

Shea & Gardner of Washington, D.C., has provided advice on certain matters relating to the federal securities laws in connection with the contracts.

                              PRINCIPAL UNDERWRITER

Prudential Investment Management Services LLC ("PIMS"), a subsidiary of Prudential offers the contracts on a continuous basis through Corporate Office and regional home office employees in those states in which contracts may be lawfully sold. It may also offer the contract through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

Prudential may pay trail commissions to registered representatives who maintain an ongoing relationship with a contractholder. Typically, a trail commission is a compensation that is paid periodically to a representative, the amount of which is linked to the value of the contract and the amount of time that the contract has been in effect.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each "valuation period" as defined in the prospectus (also referred to in this section as "business day"). On any given business day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding business day by the net investment factor for that subaccount for the current business day. The net investment factor for any business day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding business day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the 1.4% annual charge for administrative expenses and mortality and expense risks. (See WHAT ARE THE EXPENSES ASSOCIATED WITH THE DISCOVERY CHOICE VARIABLE ANNUITY and CALCULATING CONTRACT VALUE in the prospectus.) The value of the assets of a subaccount is determined by multiplying the number of shares of The Prudential Series Fund, Inc. (the "Series Fund") or other Fund held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Series Fund or other Fund but not yet paid.



                                     SAI-2

                       DISCOVERY CHOICE VARIABLE ANNUITY

                            PERFORMANCE INFORMATION

The tables that follow provide performance information for each subaccount through December 31, 1998. The performance information is based on historical experience and does not indicate or represent future performance.

AVERAGE ANNUAL TOTAL RETURN

The DISCOVERY CHOICE Annuity is a new contract. The returns shown below were calculated using historical investment returns of the Funds. All fees, expenses and charges associated with the DISCOVERY CHOICE Annuity and the funds have been reflected in these returns, as if the contract had existed from the inception date of each funds' portfolios.

Table 1 below shows the average annual rates of total return on hypothetical investments of $1,000 for periods ended December 31, 1998 in each subaccount other than the Money Market Subaccount. These figures assume withdrawal of the investments at the end of the period other than to effect an annuity under the Contract. This table assumes deferred sales charges.

                                     TABLE 1
                           AVERAGE ANNUAL TOTAL RETURN


              [PERFORMANCE INFORMATION TO BE PROVIDED BY AMENDMENT]


Note 1: Based on results of the Quest for Value Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, then called Quest for Value Accumulation Trust (the "Old Trust"), was effectively divided into two investment funds--the Old Trust and the present Quest for Value Accumulation Trust (the "Present Trust")--at which time the Present Trust Commenced Operations.

Note 2: All tables assume a $30.00 annual charge for contracts under $50,000.

The average annual rates of total return shown above are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula: P(1+T)(n)=ERV. In the formula, P is a hypothetical investment of $1,000; T is the average annual total return; "n" is the number of years; and ERV is the withdrawal value at the end of the periods shown. These figures assume deduction of the maximum withdrawal charge that may be applicable to a particular period.



                                     SAI-3

                                     TABLE 2
                             CUMULATIVE TOTAL RETURN

              [PERFORMANCE INFORMATION TO BE PROVIDED BY AMENDMENT]

Note 1: Based on results of the Quest for Value Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, then called Quest for Value Accumulation Trust (the "Old Trust"), was effectively divided into two investment funds--the Old Trust and the present Quest for Value Accumulation Trust (the "Present Trust")--at which time the Present Trust Commenced Operations.

Note 2: All tables assume a $30.00 annual charge for contracts under $50,000.


MONEY MARKET SUBACCOUNT YIELD

The "yield" and "effective yield" figures for the Money Market Subaccount shown below were calculated using historical investment returns of the Money Market Portfolio of the Prudential Series Fund. All fees, expenses and charges associated with the DISCOVERY CHOICE Annuity and the Series Fund have been reflected.

The "yield" and "effective yield" of the Money Market Subaccount for the seven days ended December 31, 1998 were 3.30% and 3.35%, respectively.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.

The deduction referred to above consists of the [1.35%] charge for insurance risks.

The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield--([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.


                       COMPARATIVE PERFORMANCE INFORMATION

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Annuity Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.


    FINANCIAL STATEMENTS OF SEPARATE ACCOUNT AND DEPOSITOR - [TO BE FILED BY
                                   AMENDMENT]



                                     SAI-4
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                           PART C - OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a)  FINANCIAL STATEMENTS

(1) Financial Statements of the Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 1998; the Statements of Operations for the period ended December 31, 1998; the Statements of Changes in Net Assets for the periods ended December 31, 1998 and December 31, 1997; and the Notes relating thereto will appear in the statement of additional information. (Part B of the Registration Statement) (Note 1)

(2) Consolidated Statements of Pruco Life Insurance Company (Depositor) and subsidiaries consisting of the Consolidated Statements of Financial Position as of December 31, 1998 and 1997; and the related Consolidated Statements of Operations of Stockholder's Equity and Cash Flows for the years ended December 31, 1998, 1997 and 1996; and the Notes to the Consolidated Financial Statements will appear in the statement of additional information (Part B of the Registration Statement) (Note 1).

(b)  EXHIBITS

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 2)

(2)  Agreements for custody of securities and similar investments--Not
     Applicable.

(3) (a) Form of Distribution Agreement between Prudential Investment Management Services, Inc. "PIMS" (Underwriter) and Pruco Life Insurance Company (Depositor) (Note 3)

(b)  Form of Selected Broker Agreement used by PIMS (Note 3)

(4)  (a) The Discovery Choice Contract VFLX-99 C-ROP (Note 4)
     (b) The Discovery Choice Contract VFLX-99 C-GMDB (Note 4)

(5)  (a) Application form for the Contract. (Note 4)

(6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 5)

(b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 6)

(7) Contract of reinsurance in connection with variable annuity contract--Not Applicable.

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

(a)  Form of Fund Participation Agreement. (Note 7)

(9)  Opinion of Counsel as to legality of the securities being registered.
     (Note 1)

(10) Written consent of PricewaterhouseCoopers LLP independent accountants. (Note 1)

(11) All financial statements omitted from Item 23, Financial Statements -- Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Schedule of Performance Computations. (Note 1)

(14) Powers of Attorney.

     (a) William M. Bethke, Ira J. Kleinman, Esther H. Milnes and I. Edward Price (Note 8)

     (b)  Dennis G. Sullivan (Note 9)

     (c)  Kiyofumi Sakaguchi (Note 10)

     (d)  James J. Avery, Jr. (Note 11)

(Note 1)  To be filed by pre-effective amendment

(Note 2) Incorporated by reference to Form N-4, Registration No. 33-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 6 to Form N-4, Registration No.333-06701, filed April 15, 1999 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4)  Filed herewith.

(Note 5) Incorporated by reference to the initial registration on Form S-6, Registration No. 333-07451, filed July 2, 1996, on behalf of the Pruco Life Variable Appreciable Account.

(Note 6) Incorporated by reference to Form 10-Q as filed August 15, 1997, on behalf of the Pruco Life Insurance Company.

(Note 7) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Form 10-K, Registration No. 33-08698, filed March 31, 1997 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 9) Incorporated by reference to Post-Effective Amendment No. 5 to Form S-1, Registration No. 33-86780, filed April , 1999 on behalf of the Pruco Life Variable Contract Real Property Account.

(Note 10) Incorporated by reference to Post Effective Amendment No.8 to Form
          S-6, Registration No.33-49994, filed April 28, 1999, on behalf of the Pruco Life Variable Appreciable Account.

(Note 11) Incorporated by reference to Post-Effective Amendment No. 2 to Form
          S-6, Registration No. 333-07451, filed June 25, 1997 on behalf of the Pruco Life Variable Appreciable Account.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

See Part A:  Directors and Officers.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Pruco Life Insurance Company ("Pruco Life"), a corporation organized under the laws of Arizona, is a direct, wholly-owned subsidiary of The Prudential Insurance Company of America, ("Prudential"), a mutual life insurance company organized under the laws of New Jersey. The subsidiaries of Prudential and short descriptions of each are set forth on the following pages.

Pruco Life may be deemed to control its two wholly-owned subsidiaries, Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") and The Prudential Insurance Company of Arizona ("PLICA"). Pruco Life may also be deemed to control the following separate accounts which are registered as unit investment trusts under the Investment Company Act of 1940: the Pruco Life Variable Appreciable Account, the Pruco Life Variable Insurance Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Variable Universal Account, the Pruco Life PRUvider Variable Appreciable Account, the Pruco Life Single Premium Variable Annuity Account, the Pruco Life Flexible Premium Variable Annuity Account (Registrant) (separate accounts of Pruco Life), the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account (separate accounts of Pruco Life of New Jersey).

The above-referenced separate accounts, along with Prudential and certain of Prudential's separate accounts, hold all the shares of The Prudential Series Fund, Inc., a Maryland corporation. In addition, The Prudential holds all the shares of Prudential's Gibraltar Fund, a Maryland Corporation, in three of its separate accounts. The Prudential Series Fund, Inc. and Prudential's Gibraltar Fund are registered as open-end diversified, management investment companies under the Investment Company Act of 1940. Additionally, the aforementioned separate accounts of Prudential are registered as unit investment trusts under the Investment Company Act of 1940.

In addition, Pruco Life may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential, all of which are registered as open-end, diversified, management investment companies under the Investment Company Act of 1940 and with the Prudential Variable Contract Account-24, a registered unit investment trust.

The subsidiaries of Prudential and short descriptions of each are listed under
Item 25 of Post-Effective Amendment No. 32 to the Form N-1A Registration Statement for The Prudential Series Fund, Inc., Registration No. 2-80896, filed February 28, 1997, the text of which is hereby incorporated.

ITEM 27.  NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.  INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, being the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

(a)  Prudential Investment Management Services LLC (PIMS)

     PIMS is distributor for Cash Accumulation Trust, Command Money Fund, Command Government Fund, Command Tax-Free Fund, The Global Total Return Fund, Inc., Global Utility Fund, Inc., Nicholas-Applegate Fund, Inc. (Nicholas-Applegate Growth Equity Fund), Prudential Balanced Fund, Prudential California Municipal Fund, Prudential Distressed Securities Fund, Inc., Prudential Diversified Bond Fund, Inc., Prudential Emerging Growth Fund, Inc., Prudential Equity Fund, Inc., Prudential Equity Income Fund, Prudential Europe Growth Fund, Inc., Prudential Global Genesis Fund, Inc., Prudential Global Limited Maturity Fund, Inc., Prudential Government Income Fund, Inc., Prudential Government Securities Trust, Prudential High Yield Fund, Inc., Prudential High Yield Total Return Fund, Inc., Prudential Index Series Fund, Prudential Institutional Liquidity Portfolio, Inc., Prudential Intermediate Global Income Fund, Inc., Prudential International Bond Fund, Inc., The Prudential Investment Portfolios, Inc., Prudential Mid-Cap Value Fund, Prudential MoneyMart Assets, Inc., Prudential Mortgage Income Fund, Inc., Prudential Municipal Bond Fund, Prudential Municipal Series Fund, Prudential National Municipals Fund, Inc., Prudential Natural Resources Fund, Inc., Prudential Pacific Growth Fund, Inc., Prudential Real Estate Securities Fund, Prudential Small-Cap Quantum Fund, Inc., Prudential Small Company Value Fund, Inc., Prudential Special Money Market Fund, Inc., Prudential Structured Maturity Fund, Inc., Prudential Tax-Free Money Fund, Inc., Prudential 20/20 Focus Fund, Prudential Utility Fund, Inc., Prudential World Fund, Inc. and The Target Portfolio Trust.

(b) Information concerning the officers and directors of PIMS is set forth below.

NAME (1)                        POSITIONS AND OFFICES              POSITIONS AND
                                WITH UNDERWRITER                   OFFICES WITH
--------                                                           REGISTRANT
                                ---------------------              -------------

Robert F. Gunia .............   President                          None

Jean  D. Hamilton ...........   Executive Vice President           None

John R. Strangfeld ..........   Executive Vice President           None

Anne E. Bossi ...............   Senior Vice President              None

Kevin B. Frawley ............   Senior Vice President and Chief    None
                                Compliance Officer

Brian Henderson .............   Senior Vice President and Chief    None
                                Operating Officer

William V. Healey ...........   Senior Vice President, Secretary   None
                                and Chief Legal Officer

Margaret M. Deverell ........   Vice President, Comptroller and    None
                                Chief Financial Officer

C. Edward Chaplin............   Treasurer                          None

------------------------

(1) The address of each person named is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102 unless otherwise noted.

(c)  Not applicable

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, 751 Broad Street, Newark, New Jersey 07102-3777.

ITEM 31.  MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32.  UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Pruco Life.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 the Registrant has caused this Registration Statement; and pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this post-effective amendment no. 7 to its Registration Statement, to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the City of Newark and the State of New Jersey, on this 24th day of May, 1999.

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

                                  (Registrant)
                        BY: PRUCO LIFE INSURANCE COMPANY
                                   (Depositor)

Attest:    /s/ CLIFFORD E. KIRSCH                      /s/  ESTHER H. MILNES
--------------------------------------------       -----------------------------
           CLIFFORD E. KIRSCH                             ESTHER H. MILNES
           CHIEF LEGAL OFFICE AND SECRETARY               PRESIDENT


                                   SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

          SIGNATURE AND TITLE
          -------------------

                 *
---------------------------------------------
         ESTHER MILNES                                        Date: May 24, 1999
         PRESIDENT AND DIRECTOR

                 *
---------------------------------------------
         JAMES J. AVERY JR.
         CHAIRMAN OF THE BOARD AND DIRECTOR

                 *                                *By:     CLIFFORD E. KIRSCH
---------------------------------------------     ------------------------------
         DENNIS G. SULLIVAN                                CLIFFORD E. KIRSCH
         VICE PRESIDENT AND COMPTROLLER                    (ATTORNEY-IN-FACT)

                 *
---------------------------------------------
         WILLIAM M. BETHKE
         DIRECTOR

                 *
---------------------------------------------
         IRA J. KLEINMAN
         DIRECTOR

                 *
---------------------------------------------
         I. EDWARD PRICE
         DIRECTOR

                 *
---------------------------------------------
         KIYOFUMI SAKAGUCHI
         DIRECTOR